April 26, 2021

VIA EDGAR

Commissioners

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Great American Life Insurance Company

Registration Statement on Form S-1

File No. 333-252915

Commissioners:

We are transmitting for filing under the Securities Act of 1933, as amended, a letter responding to comments with respect to the above-referenced Form S-1 Registration Statement (the “Response Letter”) for certain deferred annuity contracts (the “Contracts”).

The Response Letter addresses comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a telephone call on April 21, 2021. For the Staff’s convenience, each comment is set forth in full below, followed by the Company’s response. Enclosed with the Response Letter are copies of the pages changed as described in the responses below.

GENERAL

1.

Where a comment is made with regard to disclosure in one location of the Registration Statement, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Unless otherwise indicated, comments reference disclosure in the Index Frontier 7 Pro Annuity prospectus. Please make corresponding changes to the Index Frontier 5 Pro Annuity prospectus as applicable.

RESPONSE: The Company confirms that applicable corresponding changes to the Index Frontier 5 Pro Annuity prospectus were made.

INDEX FRONTIER® 7 PRO ANNUITY PROSPECTUS

Examples - Impact of Withdrawals on Contract Values and Amounts Realized

2.	In the sentence directly before the Examples – Impact of Withdrawals on Contract Values and Amounts Realized section, please revise the section reference to match the name of the section.

Commissioners

April 26, 2021

RESPONSE: The Company made the requested revision.

3.

In Examples B, C, D, and F in the Examples - Impact of Withdrawals on Contract Values and Amounts Realized section, please explain in the narrative following the table why the “Amounts Withdrawn” are different between the two strategies.

RESPONSE: The Company added the following explanation to the beginning of the narrative following the table in Example B:

“*Note: The withdrawal is taken proportionally from each Indexed Strategy, based on the ratio of that Strategy’s value to the total value of all Indexed Strategies immediately before the withdrawal. In this example, the total value of all Indexed Strategies immediately before the withdrawal was $90,634 ($44,819 + $45,815). The S&P 500 Growth Strategy value was 49.45% of that total value ($44,819 / $90,634 = 49.45%), so 49.45% of the $10,000 withdrawal ($4,945) was taken from it. The S&P 500 Buffer Strategy value was 50.55% of that total value ($45,815 / $90,634 = 50.55%), so 50.55% of the $10,000 withdrawal ($5,055) was taken from it.”

The Company added similar explanations to the beginning of the narrative following the tables in Examples C, D, and F.

4.

In the last paragraph of the discussion section after Example B in the Examples - Impact of Withdrawals on Contract Values and Amounts Realized section, please change the phrase “more of the withdrawal being taken from the Buffer Strategy” to “more of the withdrawal being taken from the Buffer Strategy’s value” Please also make similar changes in the discussion sections after Examples C, D, and F.

RESPONSE: The Company made the requested revisions.

5.

In the table in Example C in the Examples - Impact of Withdrawals on Contract Values and Amounts Realized section, please revise the amount of Daily Charges through Day 146 for the S&P 500 Buffer Strategy to “$201”.

RESPONSE: The Company made the requested revision.

INDEX FRONTIER® 5 PRO ANNUITY PROSPECTUS

Examples - Impact of Withdrawals on Contract Values and Amounts Realized

6.

In the table in Example A in the Examples - Impact of Withdrawals on Contract Values and Amounts Realized section, please change the amount of Daily Charges through Day 146 for each Indexed Strategy from “$100” to “$201”, and revise any subsequent calculations affected by this change.

Commissioners

April 26, 2021

RESPONSE: The Company notes that the Daily Charge amount in the table in Example A can be calculated using the following formula: Investment Base on the Term Start Date (or on most recent withdrawal date) – (Investment Base on the Term Start Date (or most recent withdrawal date) x (1 – Daily Fee Rate) ^ number of days elapsed since Term Start Date (or most recent withdrawal).

On Day 146 in Example A, that formula produces the following result: $50,000 - ($50,000 x (1 - 0.0000137329) ^ 146) = $100.

As a result, the Company respectfully declined to make the requested revision.

The Company believes that the Response Letter addresses in full the Staff comments.

If you have any questions regarding the Company responses, please contact the undersigned at 513.412.1401 or at jdomaschko@gaig.com.

Sincerely,

/s/ John V. Domaschko
John V. Domaschko
Divisional Assistant Vice President
Great American Life Insurance Company

cc:	John V. Domaschko, Great American Life Insurance Company

John P. Gruber, Great American Life Insurance Company

Dodie Kent, Eversheds Sutherland (US) LLP

-14%	-10%	-12%	-10%	-10%	-10%	-8%	-10%	-6%	-10%	-4%
-16%	-10%	-14%	-10%	-12%	-10%	-10%	-10%	-8%	-10%	-6%
-18%	-10%	-16%	-10%	-14%	-10%	-12%	-10%	-10%	-10%	-8%
-20%	-10%	-18%	-10%	-16%	-10%	-14%	-10%	-12%	-10%	-10%
-22%	-10%	-20%	-10%	-18%	-10%	-16%	-10%	-14%	-10%	-12%

In general, Growth Strategies are designed to protect against larger negative Index Changes, while Buffer Strategies are designed to protect against smaller negative Index Changes. When identical investments are made in a Growth Strategy and a Buffer Strategy using the same Index over the same Term, a negative change in the Index produces the following results:

•	a negative Index Change between 0% and -10%, measured on any day, would have a greater negative impact on the Growth Strategy

•	a negative Index Change between -10% and -20% could have a greater negative impact on either strategy, depending on the Index Change and the size of the Buffer on the day the Index Change is measured

•	a negative Index Change below -20%, measured on any day, would have a greater negative impact on the Buffer Strategy

See Examples - Impact of Withdrawals on Contract Values and Amounts Realized ~~Indexed Strategy Values~~ section below for examples that illustrate these concepts.

Examples - Impact of Withdrawals on Contract Values and Amounts Realized

These examples are intended to show you how a withdrawal from an Indexed Strategy before the end of the Term affects the Indexed Strategy values, Vested Gains and Losses, and amounts realized at the end of the Term. These examples assume that you allocate a $50,000 Purchase Payment to the S&P 500 Growth/-10% Floor Strategy and a $50,000 Purchase Payment to the S&P 500 10% Buffer Strategy. The examples assume that the withdrawals are covered by the Free Withdrawal Allowance and therefore no Early Withdrawal Charges apply. If Early Withdrawal Charges did apply, the amounts realized at the end of the Term would be reduced by both the withdrawal and the amount of the Early Withdrawal Charge.

Example A: Withdrawal When Index Rising Steadily

Impact of $10,000 Withdrawal on Day 146 of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Investment Base at Term Start	$50,000	$50,000
Index Value at Term Start	1000	1000
Daily Charges through Day 146	$201	$201
Remaining Investment Base on Day 146	$50,000 - $201 = $49,799	$50,000 - $201 = $49,799
Index Value at Date of Withdrawal	1040	1040
Positive Index Change	(1040 – 1000) / 1000 = 4%	(1040 – 1000) / 1000 = 4%
Maximum Gain	Gain of 12%	Gain of 14%
Positive Index Change Limited by Maximum Gain	4%	4%
Vesting Factor on Day 146	25%	25%
Vested Gain as a Percentage	4% x 25% = 1% Vested Gain	4% x 25% = 1% Vested Gain
Vested Gain in Dollars	$49,799 x 1% = $498 Vested Gain	$49,799 x 1% = $498 Vested Gain
Strategy Value before Withdrawal	$49,799 + $498 = $50,297	$49,799 + $498 = $50,297
Amount Withdrawn	$5,000	$5,000
Percentage Reduction in Strategy Value	$5,000 / $50,297 = 9.94%	$5,000 / $50,297 = 9.94%
Proportional Reduction in Investment Base	$49,799 x 0.0994 = $4,950	$49,799 x 0.0994 = $4,950
Remaining Investment Base after Withdrawal	$49,799 - $4,950 = $44,849	$49,799 - $4,950 = $44,849

Value at End of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Remaining Investment Base after Withdrawal	$44,849	$44,849
Daily Charges from Day 147 to Term End	$270	$270
Remaining Investment Base at Term End	$44,849 - $270 = $44,579	$44,849 - $270 = $44,579

Buffer on Day 146 of Term	N/A	10% x (365-219)/365 = 4% Buffer
Negative Index Change Absorbed by Buffer	N/A	-4%
Negative Index Change after Buffer	N/A	-12% — 4% = -8%
Vested Loss as a Percentage	-10% x 100% = 10% Vested Loss	-8% x 100% = 8% Vested Loss
Vested Loss in Dollars	$49,799 x 10% = $4,980 Vested Loss	$49,799 x 8% = $3,984 Vested Loss
Strategy Value before Withdrawal	$49,799 - $4,980 = $44,819	$49,799 - $3,984 = $45,815
Amount Withdrawn*	$4,945	$5,055
Percentage Reduction in Strategy Value	$4,945 / $44,819 = 11.03%	$5,055 / $45,815 = 11.03%
Proportional Reduction in Investment Base	$49,799 x 0.1103 = $5,493	$49,799 x 0.1103 = $5,493
Remaining Investment Base after Withdrawal	$49,799 - $5,493 = $44,306	$49,799 - $5,493 = $44,306

Value at End of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Remaining Investment Base after Withdrawal	$44,306	$44,306
Daily Charges from Day 147 to Term End	$267	$267
Remaining Investment Base at Term End	$44,306 - $267 = $44,039	$44,306 - $267 = $44,039
Index Value at Term Start	1000	1000
Index Value at Term End	1130	1130
Positive Index Change	(1130 - 1000) / 1000 = 13%	(1130 - 1000) / 1000 = 13%
Maximum Gain	Gain of 12%	Gain of 14%
Positive Index Change Limited by Maximum Gain	12%	13%
Vesting Factor at Term End	100%	100%
Vested Gain as a Percentage	12% x 100% = 12% Vested Gain	13% x 100% = 13% Vested Gain
Vested Gain in Dollars	$44,039 x 12% = $5,285 Vested Gain	$44,039 x 13% = $5,725 Vested Gain
Strategy Value at Term End	$44,039 + $5,285 = $49,324	$44,039 + $5,725 = $49,764

*Note:

The withdrawal is taken proportionally from each Indexed Strategy, based on the ratio of that Strategy’s value to the total value of all Indexed Strategies immediately before the withdrawal. In this example, the total value of all Indexed Strategies immediately before the withdrawal was $90,634 ($44,819 + $45,815). The S&P 500 Growth Strategy value was 49.45% of that total value ($44,819 / $90,634 = 49.45%), so 49.45% of the $10,000 withdrawal ($4,945) was taken from it. The S&P 500 Buffer Strategy value was 50.55% of that total value ($45,815 / $90,634 = 50.55%), so 50.55% of the $10,000 withdrawal ($5,055) was taken from it.

S&P 500 Growth Strategy

In this example, the amount you realized on your $50,000 investment in the S&P 500 Growth Strategy at the end of the Term is $54,269 ($4,945 withdrawal plus the $49,324 Strategy value at the end of the Term).

Had no withdrawal occurred, your S&P 500 Growth Strategy value at the end of the Term would have been $55,440 ($50,000 original Investment Base minus total Daily Charges of $500 and plus $5,940 gain ($49,500 x 12%)).

This hypothetical Strategy value of $55,440 exceeds the amount realized of $54,269 because:

•	the loss at the time of the withdrawal caused the reduction in the Investment Base to be greater than the actual amount withdrawn ($4,945 - $5,493 = -$548); and

•	the subsequent gain at the term end was calculated on a smaller Investment Base, which caused that gain to be smaller than the hypothetical gain ($5,285 - $5,940 = -$655); and

•	the Daily Charges from Day 147 to Term End are lower than they would have been without the withdrawal by $32 because they are being applied to a decreased Investment Base.

The result for the S&P 500 Growth Strategy (-$548 + -$655 + $32 = -$1,171) is equal to the difference between the hypothetical Strategy value and the amount realized ($55,440 - $1,171 = $54,269).

S&P 500 Buffer Strategy

The amount you realized on your $50,000 investment in the S&P 500 Buffer Strategy at the end of the Term is $54,819 ($5,055 withdrawal plus the $49,764 Strategy value at the end of the Term). Had no withdrawal occurred, your S&P 500 Buffer Strategy value at the end of the Term would have been $55,935 ($50,000 original Investment Base minus total Daily Charges of $500 and plus $6,435 gain ($49,500 x 13%)). This hypothetical Strategy value exceeds the amount realized for the same reasons described above for the S&P 500 Growth Strategy.

Your investment in the S&P 500 Buffer Strategy outperformed the S&P 500 Growth Strategy by $550 in this example. The amount you realized under the Buffer Strategy ($54,819) exceeds the amount you realized under the Growth Strategy ($54,269) for two reasons: (1) at the time of the withdrawal, the Buffer absorbed more of the negative Index Change (4 percentage points of the -12% change) than the Maximum Loss absorbed (2 percentage points of the -12% change), thus resulting in more of the withdrawal being taken from the Buffer Strategy’s value even though the Investment Base of both strategies was reduced by the same amount, and (2) the Index Change at the end of the Term exceeded the Growth Strategy’s lower Maximum Gain, thus increasing the Buffer Strategy’s value by more than the increase in the Growth Strategy’s value.

Example C: Withdrawal When Index Falling Steadily

Impact of $10,000 Withdrawal on Day 146 of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Investment Base at Term Start	$50,000	$50,000
Daily Charges through Day 146	$201	$~~100~~201
Remaining Investment Base on Day 146	$50,000 - $201 = $49,799	$50,000 - $201 = $49,799
Index Value at Term Start	1000	1000
Index Value at Date of Withdrawal	980	980
Negative Index Change	(980 - 1000) / 1000 = -2%	(980 - 1000) / 1000 = -2%
Maximum Loss	Loss of 10%	N/A
Negative Index Change Limited by Maximum Loss	-2%	N/A
Buffer on Day 146 of Term	N/A	10% x (365-219)/365 = 4% Buffer
Negative Index Change Absorbed by Buffer	N/A	Entire -2% Index Change
Negative Index Change after Buffer	N/A	0%
Vested Loss as a Percentage	-2% x 100% = 2% Vested Loss	0% Vested Loss
Vested Loss in Dollars	$49,799 x 2% = $996 Vested Loss	$0 Vested Loss
Strategy Value before Withdrawal	$49,799 - $996 = $48,803	$49,799 - $0 = $49,799
Amount Withdrawn*	$4,949	$5,051
Percentage Reduction in Strategy Value	$4,949 / $48,803 = 10.14%	$5,051 / $49,799 = 10.14%
Proportional Reduction in Investment Base	$49,799 x 0.1014 = $5,050	$49,799 x .0.1014 = $5,050
Remaining Investment Base after Withdrawal	$49,799 - $5,050 = $44,749	$49,799 - $5,050 = $44,749

Value at End of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Remaining Investment Base after Withdrawal	$44,749	$44,749
Daily Charges from Day 147 to Term End	$269	$269
Remaining Investment Base at Term End	$44,749 - $269 = $44,480	$44,749 - $269 = $44,480
Index Value at Term Start	1000	1000
Index Value at Term End	860	860
Negative Index Change	(860 - 1000) / 1000 = -14%	(860 - 1000) / 1000 = -14%
Maximum Loss	Loss of 10%	N/A
Negative Index Change Limited by Maximum Loss	-10%	N/A
Buffer at End of Term	N/A	10% Buffer
Negative Index Change Absorbed by Buffer	N/A	-10%
Negative Index Change after Buffer	N/A	-14% — 10% = -4%
Vested Loss as a Percentage	-10% x 100% = 10% Vested Loss	-4% x 100% = 4% Vested Loss

Vested Loss in Dollars	$44,480 x 10% = $4,448 Vested Loss	$44,480 x 4% = $1,779 Vested Loss
Strategy Value at Term End	$44,480 - $4,448 = $40,032	$44,480 - $1,779 = $42,701

*Note:

The withdrawal is taken proportionally from each Indexed Strategy, based on the ratio of that Strategy’s value to the total value of all Indexed Strategies immediately before the withdrawal. In this example, the total value of all Indexed Strategies immediately before the withdrawal was $98,602 ($48,803 + $49,799). The S&P 500 Growth Strategy value was 49.49% of that total value ($48,803 / $98,602 = 49.49%), so 49.49% of the $10,000 withdrawal ($4,949) was taken from it. The S&P 500 Buffer Strategy value was 50.51% of that total value ($49,799 / $98,602 = 50.51%), so 50.51% of the $10,000 withdrawal ($5,051) was taken from it.

S&P 500 Growth Strategy

In this example, the amount you realized on your $50,000 investment in the S&P 500 Growth Strategy at the end of the Term is $44,981 ($4,949 withdrawal plus the $40,032 Strategy value at the end of the Term).

Had no withdrawal occurred, your S&P 500 Growth Strategy value at the end of the Term would have been $44,550 ($50,000 original Investment Base minus total Daily Charges of $500 and minus $4,950 loss ($49,500 x -10%)).

The amount realized of $44,981 exceeds this hypothetical Strategy value of $44,550 because:

•	the loss at the time of the withdrawal caused the reduction in the Investment Base to be greater than the actual amount withdrawn ($4,949 - $5,050 = -$101); and

•	the subsequent loss at the term end was calculated on a smaller Investment Base, which caused that loss to be smaller than the hypothetical loss ($4,950 - $4,448 = $502); and

•	the Daily Charges from Day 147 to Term End are lower than they would have been without the withdrawal by $30 because they are being applied to a decreased Investment Base.

The result for the S&P 500 Growth Strategy ($502 - $101 + $30 = $431) is equal to the difference between the amount realized and the hypothetical Strategy value ($44,981 - $431 = $44,550).

S&P 500 Buffer Strategy

The amount you realized on your $50,000 investment in the S&P 500 Buffer Strategy at the end of the Term is $47,752 ($5,051 withdrawal plus the $42,701 Strategy value at the end of the Term). Had no withdrawal occurred, your S&P 500 Buffer Strategy value at the end of the Term would have been $47,520 ($50,000 original Investment Base minus total Daily Charges of $500 and minus $1,980 loss ($49,500 x -4%)). This hypothetical Strategy value is lower than the amount realized for the same reasons described above for the S&P 500 Growth Strategy.

Your investment in the S&P 500 Buffer Strategy outperformed the S&P 500 Growth Strategy by $2,771 in this example. The amount you realized under the Buffer Strategy ($47,752) exceeds the amount you realized under the Growth Strategy ($44,981) for two reasons: (1) at the time of the withdrawal, the Buffer absorbed all of the negative Index Change of -2%, while the Maximum Loss did not absorb any of the negative Index Change, thus resulting in more of the withdrawal being taken from the Buffer Strategy’s value even though the Investment Base of both strategies was reduced by the same amount, and (2) at the end of the Term, the Buffer absorbed more of the negative Index Change (10 percentage points of the -14% change) than the Maximum Loss absorbed (4 percentage points of the -14% change), thus reducing the Growth Strategy value by more than the reduction in the Buffer Strategy value.

Example D: Withdrawal When Index Falling Steadily and Precipitously

Impact of $10,000 Withdrawal on Day 146 of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Investment Base at Term Start	$50,000	$50,000
Daily Charges through Day 146	$201	$201
Remaining Investment Base on Day 146	$50,000 - $201 = $49,799	$50,000 - $201 = $49,799
Index Value at Term Start	1000	1000
Index Value at Date of Withdrawal	850	850
Negative Index Change	(850 - 1000) / 1000 = -15%	(850 - 1000) / 1000 = -15%

Maximum Loss	Loss of 10%	N/A
Negative Index Change Limited by Maximum Loss	-10%	N/A
Buffer on Day 146 of Term	N/A	10% x (365-219)/365 = 4% Buffer
Negative Index Change Absorbed by Buffer	N/A	-4%
Negative Index Change after Buffer	N/A	-15% — 4% = -11%
Vested Loss as a Percentage	-10% x 100% = 10% Vested Loss	-11% x 100% = 11% Vested Loss
Vested Loss in Dollars	$49,799 x 10% = $4,980 Vested Loss	$49,799 x 11% = $5,478 Vested Loss
Strategy Value before Withdrawal	$49,799 - $4,980 = $44,819	$49,799 - $5,478 = $44,321
Amount Withdrawn*	$5,028	$4,972
Percentage Reduction in Strategy Value	$5,028 / $44,819 = 11.22%	$4,972 / $44,321 = 11.22%
Proportional Reduction in Investment Base	$49,799 x 0.1122 = $5,587	$49,799 x 0.1122 = $5,587
Remaining Investment Base after Withdrawal	$49,799 - $5,587 = $44,212	$49,799 - $5,587 = $44,212

Value at End of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Remaining Investment Base after Withdrawal	$44,212	$44,212
Daily Charges from Day 147 to Term End	$266	$266
Remaining Investment Base at Term End	$44,212 - $266 = $43,946	$44,212 - $266 = $43,946
Index Value at Term Start	1000	1000
Index Value at Term End	750	750
Negative Index Change	(750 - 1000) / 1000 = -25%	(750 - 1000) / 1000 = -25%
Maximum Loss	Loss of 10%	N/A
Negative Index Change Limited by Maximum Loss	-10%	N/A
Buffer at End of Term	N/A	10% Buffer
Negative Index Change Absorbed by Buffer	N/A	-10%
Negative Index Change after Buffer	N/A	-25% — 10% = -15%
Vested Loss as a Percentage	-10% x 100% = 10% Vested Loss	-15% x 100% = 15% Vested Loss
Vested Loss in Dollars	$43,946 x 10% = $4,395 Vested Loss	$43,946 x 15% = $6,592 Vested Loss
Strategy Value at Term End	$43,946 - $4,395 = $39,551	$43,946 - $6,592 = $37,354

*Note:

The withdrawal is taken proportionally from each Indexed Strategy, based on the ratio of that Strategy’s value to the total value of all Indexed Strategies immediately before the withdrawal. In this example, the total value of all Indexed Strategies immediately before the withdrawal was $89,140 ($44,819 + $44,321). The S&P 500 Growth Strategy value was 50.28% of that total value ($44,819 / $89,140 = 50.28%), so 50.28% of the $10,000 withdrawal ($5,028) was taken from it. The S&P 500 Buffer Strategy value was 49.72% of that total value ($44,321 / $89,140 = 49.72%), so 49.72% of the $10,000 withdrawal ($4,972) was taken from it.

S&P 500 Growth Strategy

In this example, the amount you realized on your $50,000 investment in the S&P 500 Growth Strategy at the end of the Term is $44,579 ($5,028 withdrawal plus the $39,551 Strategy value at the end of the Term).

Had no withdrawal occurred, your S&P 500 Growth Strategy value at the end of the Term would have been $44,550 ($50,000 original Investment Base minus total Daily Charges of $500 and minus $4,950 loss ($49,500 x -10%)).

The amount realized of $44,579 exceeds this hypothetical Strategy value of $44,550 because:

•	the loss at the time of the withdrawal caused the reduction in the Investment Base to be greater than the actual amount withdrawn ($5,028 - $5,587 = -$559); and

•	the subsequent loss at the term end was calculated on a smaller Investment Base, which caused that loss to be smaller than the hypothetical loss ($4,950 - $4,395 = $555); and

•	the Daily Charges from Day 147 to Term End are lower than they would have been without the withdrawal by $33 because they are being applied to a decreased Investment Base.

The result for the S&P 500 Growth Strategy ($555 - $559 + 33 = $29) is equal to the difference between the amount realized and the hypothetical Strategy value ($44,579 - $29 = $44,550).

S&P 500 Buffer Strategy

The amount you realized on your $50,000 investment in the S&P 500 Buffer Strategy at the end of the Term is $42,326 ($4,972 withdrawal plus the $37,354 Strategy value at the end of the Term). Had no withdrawal occurred, your S&P 500 Buffer Strategy value at the end of the Term would have been $42,075 ($50,000 original Investment Base minus total Daily Charges of $500 and minus $7,425 loss ($49,500 x -15%)).

The amount realized of $42,326 exceeds this hypothetical Strategy value of $42,075 because:

•	the loss at the time of the withdrawal caused the reduction in the Investment Base to be greater than the actual amount withdrawn ($4,972 - $5,587 = -$615);

•	the subsequent loss at the term end was calculated on a smaller Investment Base, which caused that loss to be smaller than the hypothetical loss ($7,425 - $6,592 = $833); and

•	the Daily Charges from Day 147 to Term End are lower than they would have been without the withdrawal by $33.

The result for the S&P 500 Buffer Strategy ($833 - $615 + 33 = $251) is equal to the difference between the amount realized and the hypothetical Strategy value ($42,326 - $251 = $42,075).

Your investment in the S&P 500 Buffer Strategy underperformed the S&P 500 Growth Strategy by $2,253 in this example. The amount you realized under the Buffer Strategy ($42,326) is smaller than the amount you realized under the Growth Strategy ($44,579) for two reasons: (1) at the time of the withdrawal, the Buffer absorbed less of the negative Index Change of -15%, thus resulting in more of the withdrawal being taken from the Buffer Strategy’s value even though the Investment Base of both strategies was reduced by the same amount, and (2) at the end of the Term, the Buffer absorbed less of the negative Index Change (10 percentage points of the -25% change) than the Maximum Loss absorbed (15 percentage points of the -25% change), thus reducing the Buffer Strategy value by more than the reduction in the Growth Strategy value.

Example E: Withdrawal When Index Rises and Then Falls

Impact of $10,000 Withdrawal on Day 146 of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Investment Base at Term Start	$50,000	$50,000
Daily Charges through Day 146	$201	$201
Remaining Investment Base on Day 146	$50,000 - $201 = $49,799	$50,000 - $201 = $49,799
Index Value at Term Start	1000	1000
Index Value at Date of Withdrawal	1080	1080
Positive Index Change	(1080 - 1000) / 1000 = 8%	(1080 - 1000) / 1000 = 8%
Maximum Gain	Gain of 12%	Gain of 14%
Positive Index Change Limited by Maximum Gain	8%	8%
Vesting Factor on Day 146	25%	25%
Vested Gain as a Percentage	8% x 25% = 2% Vested Gain	8% x 25% = 2% Vested Gain
Vested Gain in Dollars	$49,799 x 2% = $996 Vested Gain	$49,799 x 2% = $996 Vested Gain
Strategy Value before Withdrawal	$49,799 + $996 = $50,795	$49,799 + $996 = $50,795
Amount Withdrawn	$5,000	$5,000
Percentage Reduction in Strategy Value	$5,000 / $50,795 = 9.84%	$5,000 / $50,795 = 9.84%
Proportional Reduction in Investment Base	$49,799 x 0.0984 = $4,900	$49,799 x 0.0984 = $4,900
Remaining Investment Base after Withdrawal	$49,799 - $4,900 = $44,899	$49,799 - $4,900 = $44,899

Value at End of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Remaining Investment Base after Withdrawal	$44,899	$44,899

Index Value at Date of Withdrawal	1040	1040
Positive Index Change	(1040 - 1000) / 1000 = 4%	(1040 - 1000) / 1000 = 4%
Maximum Gain	Gain of 12%	Gain of 14%
Positive Index Change Limited by Maximum Gain	4%	4%
Vesting Factor on Day 146	25%	25%
Vested Gain as a Percentage	4% x 25% = 1% Vested Gain	4% x 25% = 1% Vested Gain
Vested Gain in Dollars	$49,799 x 1% = $498 Vested Gain	$49,799 x 1% = $498 Vested Gain
Strategy Value before Withdrawal	$49,799 + $498 = $50,297	$49,799 + $498 = $50,297
Amount Withdrawn	$1,250	$1,250
Percentage Reduction in Strategy Value	$1,250 / $50,297 = 2.49%	$1,250 / $50,297 = 2.49%
Proportional Reduction in Investment Base	$49,799 x 0.0249 = $1,240	$49,799 x 0.0249 = $1,240
Remaining Investment Base after Day 146 Withdrawal	$49,799 - $1,240 = $48,559	$49,799 - $1,240 = $48,559

Impact of $3,500 Withdrawal on Day 219 of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Remaining Investment Base after Day 146 Withdrawal	$48,559	$48,559
Daily Charges Day 147 through Day 219	$98	$98
Remaining Investment Base on Day 219	$48,559 - $98 = $48,461	$48,559 - $98 = $48,4619
Index Value at Term Start	1000	1000
Index Value at Date of Withdrawal	970	970
Negative Index Change	(970 - 1000) / 1000 = -3%	(970 - 1000) / 1000 = -3%
Maximum Loss	Loss of 10%	N/A
Negative Index Change Limited by Maximum Loss	-3%	N/A
Buffer on Day 219 of Term	N/A	10% x (365-146)/365 = 6% Buffer
Negative Index Change Absorbed by Buffer	N/A	Entire -3% Index Change
Negative Index Change after Buffer	N/A	0%
Vested Loss as Percentage	-3% x 100% = 3% Vested Loss	0%
Vested Loss in Dollars	$48,461 x 3% = $1,454 Vested Loss	$0
Strategy Value before Withdrawal	$48,461 - $1,454 = $47,007	$48,461 - $0 = $48,461
Amount Withdrawn*	$1,723	$1,777
Percentage Reduction in Strategy Value	$1,723 / $47,007 = 3.67%	$1,777 / $48,461 = 3.67%
Proportional Reduction in Investment Base	$48,461 x 0.0367 = $1,779	$48,461 x 0.0367 = $1,779
Remaining Investment Base after Day 219 Withdrawal	$48,461 - $1,779 = $46,682	$48,461 - $1,779 = $46,682

Impact of $4,000 Withdrawal on Day 292 of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Remaining Investment Base after Day 219 Withdrawal	$46,682	$46,682
Daily Charges Day 220 through Day 292	$94	$94
Remaining Investment Base on Day 292	$46,682 - $94 = $46,588	$46,682 - $94 = $46,588
Index Value at Term Start	1000	1000
Index Value at Date of Withdrawal	1150	1150
Positive Index Change	(1150 - 1000) / 1000 = 15%	(1150 - 1000) / 1000 = 15%
Maximum Gain	Gain of 12%	Gain of 14%
Positive Index Change Limited by Maximum Gain	12%	14%
Vesting Factor in Month 8	50%	50%
Vested Gain as a Percentage	12% x 50% = 6% Vested Gain	14% x 50% = 7% Vested Gain
Vested Gain in Dollars	$46,588 x 6% = $2,795 Vested Gain	$46,588 x 7% = $3,261 Vested Gain
Strategy Value before Withdrawal	$46,588 + $2,795 = $49,383	$46,588 + $3,261 = $49.849

Amount Withdrawn*	$1,991	$2,009
Percentage Reduction in Strategy Value	$1,991 / $49,383= 4.03%	$2,009 / $49,849 = 4.03%
Proportional Reduction in Investment Base	$46,588 x 0.0403 = $1,878	$46,588 x 0.0403 = $1,878
Remaining Investment Base after Day 292 Withdrawal	$46,588 - $1,878 = $44,710	$46,588 - $1,878 = $44,710

Value at End of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Remaining Investment Base after Day 292 Withdrawal	$44,710	$44,710
Daily Charges Day 293 to Term End	$90	$90
Remaining Investment Base at Term End	$44,710 - $90 = $44,620	$44,710 - $90 = $44,620
Index Value at Term Start	1000	1000
Index Value at Term End	860	860
Negative Index Change	(860 - 1000) / 1000 = -14%	(860 - 1000) / 1000 = -14%
Maximum Loss	Loss of 10%	N/A
Negative Index Change Limited by Maximum Loss	-10%	N/A
Buffer at End of Term	N/A	10% Buffer
Negative Index Change Absorbed by Buffer	N/A	-10%
Negative Index Change after Buffer	N/A	-14% - - 10% = -4%
Vested Loss as a Percentage	-10% x 100% = 10% Vested Loss	-4% x 100% = 4% Vested Loss
Vested Loss in Dollars	$44,620 x 10% = $4,462 Vested Loss	$44,620 x 4% = $1,785 Vested Loss
Strategy Value at Term End	$44,620 - $4,462 = $40,158	$44,620 - $1,785 = $42,835

*Note:

The withdrawal is taken proportionally from each Indexed Strategy, based on the ratio of that Strategy’s value to the total value of all Indexed Strategies immediately before the withdrawal. In this example, on Day 219 the total value of all Indexed Strategies immediately before the withdrawal was $95,468 ($47,007 + $48,461). The S&P 500 Growth Strategy value was 49.24% of that total value ($47,007 / $95,468 = 49.24%), so 49.24% of the $3,500 withdrawal ($1,723) was taken from it. The S&P 500 Buffer Strategy value was 50.76% of that total value ($48,461 / $95,468 = 50.76%), so 50.76% of the $3,500 withdrawal ($1,777) was taken from it.

In this example, on Day 292 the total value of all Indexed Strategies immediately before the withdrawal was $99,232 ($49,383 + $49,849). The S&P 500 Growth Strategy value was 49.77% of that total value ($49,383 / $99,232 = 49.77%), so 49.77% of the $4,000 withdrawal ($1,991) was taken from it. The S&P 500 Buffer Strategy value was 50.23% of that total value ($49,849 / $99,232 = 50.23%), so 50.23% of the $4,000 withdrawal ($2,009) was taken from it.

S&P 500 Growth Strategy

In this example, the amount you realized on your $50,000 investment in the S&P 500 Growth Strategy at the end of the Term is $45,122 ($4,964 total withdrawal plus the $40,158 Strategy value at the end of the Term).

Had no withdrawal occurred, your S&P 500 Growth Strategy value at the end of the Term would have been $44,550 ($50,000 original Investment Base minus total Daily Charges of $500 and minus $4,950 loss ($49,500 x -10%)).

The amount realized of $45,122 exceeds this hypothetical Strategy value of $44,500 because:

•	the gains at the time of the $2,500 and $4,000 withdrawals caused the reductions in the Investment Base to be less than the actual amounts withdrawn ($1,250 - $1,240 = $10 and $1,991 - $1,878 = $113);

•	the loss at the time of the $3,500 withdrawal caused the reduction in the Investment Base to be greater than the actual amount withdrawn ($1,723 - $1,779 = -$56);

•	the subsequent loss at the term end was calculated on a smaller Investment Base, which caused that loss to be less than the hypothetical loss ($4,950 - $4,462 = $488); and

•	the Daily Charges are lower than they would have been without the withdrawals by $17 because they are being applied to a decreased Investment Base.

The result for the S&P 500 Growth Strategy ($10 + $113 - $56 + $488 + $17 = $572) is equal to the difference between the amount realized and the hypothetical Strategy value ($45,122 - $572 = $44,550).

S&P 500 Buffer Strategy

The amount you realized on your $50,000 investment in the S&P 500 Buffer Strategy at the end of the Term is $47,871 ($5,036 total withdrawals plus the $42,835 Strategy value at the end of the Term). Had no withdrawal occurred, your S&P 500 Buffer Strategy value at the end of the Term would have been $47,520 ($50,000 original Investment Base minus total Daily Charges of $500 and minus $1,980 loss ($49,500 x -4%)). This hypothetical Strategy value is lower than the amount realized for the same reasons described above for the S&P 500 Growth Strategy.

Your investment in the S&P 500 Buffer Strategy outperformed the S&P 500 Growth Strategy by $2,749 in this example. The amount you realized under the Buffer Strategy ($47,871) exceeds the amount you realized under the Growth Strategy ($45,122) for three reasons: (1) at the time of the Day 219 withdrawal, the Buffer absorbed all of the negative Index Change of -3%, while the Maximum Loss did not absorb any of the negative Index Change, thus resulting in more of the withdrawal being taken from the Buffer Strategy’s value even though the Investment Base of both strategies was reduced by the same amount, (2) at the time of the Day 292 withdrawal, the Index Change exceeded the Maximum Gain of both the Buffer Strategy and the Growth Strategy, but the Buffer Strategy had a higher Maximum Gain than the Growth Strategy, resulting in more of the withdrawal being taken from the Buffer Strategy’s value even though the Investment Base of both strategies was reduced by the same amount, and (3) at the end of the Term, the Buffer absorbed more of the negative Index Change (10 percentage points of the -14% change) than the Maximum Loss absorbed (4 percentage points of the -14% change), thus reducing the Growth Strategy value by more than the reduction in the Buffer Strategy value.

Strategy Renewals and Reallocations at Term End

Renewals

At the end of each Term of a given Indexed Strategy, we will apply the ending value of that Strategy to a new Term of that same Strategy. The amount applied to a new Term of the same Strategy will not include any amount that is moved to a different Strategy as part of a reallocation at the Term end.

Reallocations

At the end of a Term, you may reallocate the ending values of the Indexed Strategies for that Term among the available Strategies. You can only reallocate amounts from one Indexed Strategy to another at the end of the Term for which such amount is being held. You cannot make a reallocation at any other time.

We will send you written notice at least 30 days before the end of a Term to provide you with the opportunity to make a reallocation. We must receive your Request in Good Order for a reallocation on or before the last day of the Term. For example, if the end of a Term falls on a weekend, we must receive your request on the last Market Day before that weekend.

Limitations

Reallocations must be in whole percentages that total 100%. We reserve the right to round amounts up or down to make whole percentages, and to reduce or increase amounts proportionally in order to total 100%.

Any renewal or reallocation will be subject to Strategy availability, minimums and maximums. Currently there are no limitations on the amounts that may be applied to an Indexed Strategy. We may establish minimum and maximum amounts or percentages that may be applied to a given Indexed Strategy for any future Term in our discretion. We will notify you of any such minimum or maximum.

The new Term of each Strategy is subject to the Maximum Gain in effect for that Strategy for that new Term. For example, the Maximum Gain for an Indexed Strategy for a new Term may be different than the Maximum Gain for that Indexed Strategy for the Term that is ending.

Availability of Strategies

At the end of a Term, we may eliminate a particular Indexed Strategy in our discretion. We will send you a written notice at least 30 days before the end of each Term with information about the Indexed Strategies that will be available for the next Term. At least 10 days before the next Term starts, we will post the Maximum Gains that will apply for that next Term on our website.

We are not obligated to offer any one particular Indexed Strategy. At the end of a Term, we can add or stop offering any Indexed Strategy at our discretion. For example, we could stop offering Growth/-10% Floor Strategies after the first seven Contract Years.

-12%	-10%	-10%	-10%	-8%	-10%	-6%	-10%	-4%	-10%	-2%
-14%	-10%	-12%	-10%	-10%	-10%	-8%	-10%	-6%	-10%	-4%
-16%	-10%	-14%	-10%	-12%	-10%	-10%	-10%	-8%	-10%	-6%
-18%	-10%	-16%	-10%	-14%	-10%	-12%	-10%	-10%	-10%	-8%
-20%	-10%	-18%	-10%	-16%	-10%	-14%	-10%	-12%	-10%	-10%
-22%	-10%	-20%	-10%	-18%	-10%	-16%	-10%	-14%	-10%	-12%

In general, Growth Strategies are designed to protect against larger negative Index Changes, while Buffer Strategies are designed to protect against smaller negative Index Changes. When identical investments are made in a Growth Strategy and a Buffer Strategy using the same Index over the same Term, a negative change in the Index produces the following results:

•	a negative Index Change between 0% and -10%, measured on any day, would have a greater negative impact on the Growth Strategy

•	a negative Index Change between -10% and -20% could have a greater negative impact on either strategy, depending on the Index Change and the size of the Buffer on the day the Index Change is measured

•	a negative Index Change below -20%, measured on any day, would have a greater negative impact on the Buffer Strategy

See Examples - Impact of Withdrawals on Contract Values and Amounts Realized ~~Indexed Strategy Values~~ section below for examples that illustrate these concepts.

Examples - Impact of Withdrawals on Contract Values and Amounts Realized

These examples are intended to show you how a withdrawal from an Indexed Strategy before the end of the Term affects the Indexed Strategy values, Vested Gains and Losses, and amounts realized at the end of the Term. These examples assume that you allocate a $50,000 Purchase Payment to the S&P 500 Growth/-10% Floor Strategy and a $50,000 Purchase Payment to the S&P 500 10% Buffer Strategy. The examples assume that the withdrawals are covered by the Free Withdrawal Allowance and therefore no Early Withdrawal Charges apply. If Early Withdrawal Charges did apply, the amounts realized at the end of the Term would be reduced by both the withdrawal and the amount of the Early Withdrawal Charge.

Example A: Withdrawal When Index Rising Steadily

Impact of $10,000 Withdrawal on Day 146 of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Investment Base at Term Start	$50,000	$50,000
Index Value at Term Start	1000	1000
Daily Charges through Day 146	$100	$100
Remaining Investment Base on Day 146	$50,000 - $100 = $49,900	$50,000 - $100 = $49,900
Index Value at Date of Withdrawal	1040	1040
Positive Index Change	(1040 - 1000) / 1000 = 4%	(1040 - 1000) / 1000 = 4%
Maximum Gain	Gain of 12%	Gain of 14%
Positive Index Change Limited by Maximum Gain	4%	4%
Vesting Factor on Day 146	25%	25%
Vested Gain as a Percentage	4% x 25% = 1% Vested Gain	4% x 25% = 1% Vested Gain
Vested Gain in Dollars	$49,900 x 1% = $499 Vested Gain	$49,900 x 1% = $499 Vested Gain
Strategy Value before Withdrawal	$49,900 + $499 = $50,399	$49,900 + $499 = $50,399
Amount Withdrawn	$5,000	$5,000
Percentage Reduction in Strategy Value	$5,000 / $50,399 = 9.92%	$5,000 / $50,399 = 9.92%
Proportional Reduction in Investment Base	$49,900 x 0.0992 = $4,950	$49,900 x 0.0992 = $4,950
Remaining Investment Base after Withdrawal	$49,900 - $4,950 = $44,949	$49,900 - $4,950 = $44,949

Value at End of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Remaining Investment Base after Withdrawal	$44,949	$44,949
Daily Charges from Day 147 to Term End	$135	$135

1

Negative Index Change Limited by Maximum Loss	-10%	N/A
Buffer on Day 146 of Term	N/A	10% x (365-219)/365 = 4% Buffer
Negative Index Change Absorbed by Buffer	N/A	-4%
Negative Index Change after Buffer	N/A	-12% — 4% = -8%
Vested Loss as a Percentage	-10% x 100% = 10% Vested Loss	-8% x 100% = 8% Vested Loss
Vested Loss in Dollars	$49,900 x 10% = $4,990 Vested Loss	$49,900 x 8% = $3,992 Vested Loss
Strategy Value before Withdrawal	$49,900 - $4,990 = $44,910	$49,900 - $3,992 = $45,908
Amount Withdrawn*	$4,945	$5,055
Percentage Reduction in Strategy Value	$4,945 / $44,910 = 11.01%	$5,055 / $45,908 = 11.01%
Proportional Reduction in Investment Base	$49,900 x 0.1101 = $5,495	$49,900 x 0.1101 = $5,495
Remaining Investment Base after Withdrawal	$49,900 - $5,495 = $44,405	$49,900 - $5,495 = $44,405

Value at End of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Remaining Investment Base after Withdrawal	$44,405	44,405
Daily Charges from Day 147 to Term End	$133	$133
Remaining Investment Base at Term End	$44,405 - $133 = $44,272	$44,405 - $133 = $44,272
Index Value at Term Start	1000	1000
Index Value at Term End	1130	1130
Positive Index Change	(1130 - 1000) / 1000 = 13%	(1130 - 1000) / 1000 = 13%
Maximum Gain	Gain of 12%	Gain of 14%
Positive Index Change Limited by Maximum Gain	12%	13%
Vesting Factor at Term End	100%	100%
Vested Gain as a Percentage	12% x 100% = 12% Vested Gain	13% x 100% = 13% Vested Gain
Vested Gain in Dollars	$44,272 x 12% = $5,313 Vested Gain	$44,272 x 13% = $5,755 Vested Gain
Strategy Value at Term End	$44,272 + $5,313 = $49,585	$44,272 + $5,755 = $50,027

*Note:

The withdrawal is taken proportionally from each Indexed Strategy, based on the ratio of that Strategy’s value to the total value of all Indexed Strategies immediately before the withdrawal. In this example, the total value of all Indexed Strategies immediately before the withdrawal was $90,818 ($44,910 + $45,908). The S&P 500 Growth Strategy value was 49.45% of that total value ($44,910 / $90,818 = 49.45%), so 49.45% of the $10,000 withdrawal ($4,945) was taken from it. The S&P 500 Buffer Strategy value was 50.55% of that total value ($45,908 / $90,818 = 50.55%), so 50.55% of the $10,000 withdrawal ($5,055) was taken from it.

S&P 500 Growth Strategy

In this example, the amount you realized on your $50,000 investment in the S&P 500 Growth Strategy at the end of the Term is $54,530 ($4,945 withdrawal plus the $49,585 Strategy value at the end of the Term).

Had no withdrawal occurred, your S&P 500 Growth Strategy value at the end of the Term would have been $55,720 ($50,000 original Investment Base minus total Daily Charges of $250 and plus $5,970 gain ($49,750 x 12%)).

This hypothetical Strategy value of $55,720 exceeds the amount realized of $54,530 because:

•	the loss at the time of the withdrawal caused the reduction in the Investment Base to be greater than the actual amount withdrawn ($4,945 - $5,495 = -$550); and

•	the subsequent gain at the term end was calculated on a smaller Investment Base, which caused that gain to be smaller than the hypothetical gain ($5,313 - $5,970 = -$657); and

•	the Daily Charges from Day 147 to Term End are lower than they would have been without the withdrawal by $17 because they are being applied to a decreased Investment Base.

The result for the S&P 500 Growth Strategy (-$550 + -$657 + $17 = -$1,190) is equal to the difference between the hypothetical Strategy value and the amount realized ($55,720 - $1,190 = $54,530).

2

S&P 500 Buffer Strategy

The amount you realized on your $50,000 investment in the S&P 500 Buffer Strategy at the end of the Term is $55,082 ($5,055 withdrawal plus the $50,027 Strategy value at the end of the Term). Had no withdrawal occurred, your S&P 500 Buffer Strategy value at the end of the Term would have been $56,218 ($50,000 original Investment Base minus total Daily Charges of $250 and plus $6,468 gain ($49,750 x 13%)). This hypothetical Strategy value exceeds the amount realized for the same reasons described above for the S&P 500 Growth Strategy.

Your investment in the S&P 500 Buffer Strategy outperformed the S&P 500 Growth Strategy by $553 in this example. The amount you realized under the Buffer Strategy ($55,082) exceeds the amount you realized under the Growth Strategy ($54,530) for two reasons: (1) at the time of the withdrawal, the Buffer absorbed more of the negative Index Change (4 percentage points of the -12% change) than the Maximum Loss absorbed (2 percentage points of the -12% change), thus resulting in more of the withdrawal being taken from the Buffer Strategy’s value even though the Investment Base of both strategies was reduced by the same amount ~~thus reducing the Investment Base of the Growth Strategy by more than the reduction in the Buffer Strategy~~ and (2) the Index Change at the end of the Term exceeded the Growth Strategy’s lower Maximum Gain, thus increasing the Buffer Strategy’s value by more than the increase in the Growth Strategy’s value.

Example C: Withdrawal When Index Falling Steadily

Impact of $10,000 Withdrawal on Day 146 of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Investment Base at Term Start	$50,000	$50,000
Daily Charges through Day 146	$100	$100
Remaining Investment Base on Day 146	$50,000 - $100 = $49,900	$50,000 - $100 = $49,900
Index Value at Term Start	1000	1000
Index Value at Date of Withdrawal	980	980
Negative Index Change	(980 - 1000) / 1000 = -2%	(980 - 1000) / 1000 = -2%
Maximum Loss	Loss of 10%	N/A
Negative Index Change Limited by Maximum Loss	-2%	N/A
Buffer on Day 146 of Term	N/A	10% x (365-219)/365 = 4% Buffer
Negative Index Change Absorbed by Buffer	N/A	Entire -2% Index Change
Negative Index Change after Buffer	N/A	0%
Vested Loss as a Percentage	-2% x 100% = 2% Vested Loss	0% Vested Loss
Vested Loss in Dollars	$49,900 x 2% = $998 Vested Loss	$0 Vested Loss
Strategy Value before Withdrawal	$49,900 - $998 = $48,902	$49,900 - $0 = $49,900
Amount Withdrawn*	$4,949	$5,051
Percentage Reduction in Strategy Value	$4,949 / $48,902 = 10.12%	$5,051 / $49,900 = 10.12%
Proportional Reduction in Investment Base	$49,900 x 0.1012 = $5,051	$49,900 x .0.1012 = $5,051
Remaining Investment Base after Withdrawal	$49,900 - $5,051 = $44,849	$49,900 - $5,051 = $44,849

Value at End of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Remaining Investment Base after Withdrawal	$44,849	$44,849
Daily Charges from Day 147 to Term End	$135	$135
Remaining Investment Base at Term End	$44,849 - $135 = $44,715	$44,849 - $135 = $44,715
Index Value at Term Start	1000	1000
Index Value at Term End	860	860
Negative Index Change	(860 - 1000) / 1000 = -14%	(860 - 1000) / 1000 = -14%
Maximum Loss	Loss of 10%	N/A
Negative Index Change Limited by Maximum Loss	-10%	N/A
Buffer at End of Term	N/A	10% Buffer
Negative Index Change Absorbed by Buffer	N/A	-10%
Negative Index Change after Buffer	N/A	-14% — 10% = -4%

3

Vested Loss as a Percentage	-10% x 100% = 10% Vested Loss	-4% x 100% = 4% Vested Loss
Vested Loss in Dollars	$44,715 x 10% = $4,471 Vested Loss	$44,715 x 4% = $1,789 Vested Loss
Strategy Value at Term End	$44,715 - $4,471 = $40,243	$44,715 - $1,789 = $42,926

*Note:

The withdrawal is taken proportionally from each Indexed Strategy, based on the ratio of that Strategy’s value to the total value of all Indexed Strategies immediately before the withdrawal. In this example, the total value of all Indexed Strategies immediately before the withdrawal was $98,802 ($48,902 + $49,900). The S&P 500 Growth Strategy value was 49.49% of that total value ($48,902 / $98,802 = 49.49%), so 49.49% of the $10,000 withdrawal ($4,949) was taken from it. The S&P 500 Buffer Strategy value was 50.51% of that total value ($49,900 / $98,802 = 50.51%), so 50.51% of the $10,000 withdrawal ($5,051) was taken from it.

S&P 500 Growth Strategy

In this example, the amount you realized on your $50,000 investment in the S&P 500 Growth Strategy at the end of the Term is $45,193 ($4,949 withdrawal plus the $40,243 Strategy value at the end of the Term).

Had no withdrawal occurred, your S&P 500 Growth Strategy value at the end of the Term would have been $44,775 ($50,000 original Investment Base minus total Daily Charges of $250 and minus $4,975 loss ($49,750 x -10%)).

The amount realized of $45,193 exceeds this hypothetical Strategy value of $44,775 because:

•	the loss at the time of the withdrawal caused the reduction in the Investment Base to be greater than the actual amount withdrawn ($4,949 - $5,051 = -$101); and

•	the subsequent loss at the term end was calculated on a smaller Investment Base, which caused that loss to be smaller than the hypothetical loss ($4,975 - $4,471 = $504); and

•	the Daily Charges from Day 147 to Term End are lower than they would have been without the withdrawal by $15 because they are being applied to a decreased Investment Base.

The result for the S&P 500 Growth Strategy ($504 - $101 + 15 = $418) is equal to the difference between the amount realized and the hypothetical Strategy value ($45,193 - $418 = $44,775).

S&P 500 Buffer Strategy

The amount you realized on your $50,000 investment in the S&P 500 Buffer Strategy at the end of the Term is $47,977 ($5,051 withdrawal plus the $42,926 Strategy value at the end of the Term). Had no withdrawal occurred, your S&P 500 Buffer Strategy value at the end of the Term would have been $47,760 ($50,000 original Investment Base minus total Daily Charges of $250 and minus $1,990 loss ($49,750 x -4%)). This hypothetical Strategy value is lower than the amount realized for the same reasons described above for the S&P 500 Growth Strategy.

Your investment in the S&P 500 Buffer Strategy outperformed the S&P 500 Growth Strategy by $2,784 in this example. The amount you realized under the Buffer Strategy ($47,977) exceeds the amount you realized under the Growth Strategy ($45,193) for two reasons: (1) at the time of the withdrawal, the Buffer absorbed all of the negative Index Change of -2%, while the Maximum Loss did not absorb any of the negative Index Change, thus resulting in more of the withdrawal being taken from the Buffer Strategy’s value even though the Investment Base of both strategies was reduced by the same amount ~~reducing the Investment Base of only the Growth Strategy~~ and (2) at the end of the Term, the Buffer absorbed more of the negative Index Change (10 percentage points of the -14% change) than the Maximum Loss absorbed (4 percentage points of the -14% change), thus reducing the Growth Strategy value by more than the reduction in the Buffer Strategy value.

Example D: Withdrawal When Index Falling Steadily and Precipitously

Impact of $10,000 Withdrawal on Day 146 of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Investment Base at Term Start	$50,000	$50,000
Daily Charges through Day 146	$100	$100
Remaining Investment Base on Day 146	$50,000 - $100 = $49,900	$50,000 - $100 = $49,900
Index Value at Term Start	1000	1000
Index Value at Date of Withdrawal	850	850

4

Negative Index Change	(850 - 1000) / 1000 = -15%	(850 - 1000) / 1000 = -15%
Maximum Loss	Loss of 10%	N/A
Negative Index Change Limited by Maximum Loss	-10%	N/A
Buffer on Day 146 of Term	N/A	10% x (365-219)/365 = 4% Buffer
Negative Index Change Absorbed by Buffer	N/A	-4%
Negative Index Change after Buffer	N/A	-15% — 4% = -11%
Vested Loss as a Percentage	-10% x 100% = 10% Vested Loss	-11% x 100% = 11% Vested Loss
Vested Loss in Dollars	$49,900 x 10% = $4,990 Vested Loss	$49,900 x 11% = $5,489 Vested Loss
Strategy Value before Withdrawal	$49,900 - $4,990 = $44,910	$49,900 - $5,489 = $44,411
Amount Withdrawn*	$5,028	$4,972
Percentage Reduction in Strategy Value	$5,028 / $44,910 = 11.20%	$4,972 / $44,411 = 11.20%
Proportional Reduction in Investment Base	$49,900 x 0.1120 = $5,587	$49,900 x 0.1120 = $5,587
Remaining Investment Base after Withdrawal	$49,900 - $5,587 = $44,313	$49,900 - $5,587 = $44,313

Value at End of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Remaining Investment Base after Withdrawal	$44,313	$44,313
Daily Charges from Day 147 to Term End	$133	$133
Remaining Investment Base at Term End	$44,313 - $133 = $44,180	$44,313 - $133 = $44,180
Index Value at Term Start	1000	1000
Index Value at Term End	750	750
Negative Index Change	(750 - 1000) / 1000 = -25%	(750 - 1000) / 1000 = -25%
Maximum Loss	Loss of 10%	N/A
Negative Index Change Limited by Maximum Loss	-10%	N/A
Buffer at End of Term	N/A	10% Buffer
Negative Index Change Absorbed by Buffer	N/A	-10%
Negative Index Change after Buffer	N/A	-25% — 10% = -15%
Vested Loss as a Percentage	-10% x 100% = 10% Vested Loss	-15% x 100% = 15% Vested Loss
Vested Loss in Dollars	$44,180 x 10% = $4,418 Vested Loss	$44,180 x 15% = $6,627 Vested Loss
Strategy Value at Term End	$44,180 - $4,418 = $39,762	$44,180 - $6,627 = $37,553

*Note:

The withdrawal is taken proportionally from each Indexed Strategy, based on the ratio of that Strategy’s value to the total value of all Indexed Strategies immediately before the withdrawal. In this example, the total value of all Indexed Strategies immediately before the withdrawal was $89,321 ($44,910 + $44,411). The S&P 500 Growth Strategy value was 50.28% of that total value ($44,910 / $89,321 = 50.28%), so 50.28% of the $10,000 withdrawal ($5,028) was taken from it. The S&P 500 Buffer Strategy value was 49.72% of that total value ($44,411 / $89,321 = 49.72%), so 49.72% of the $10,000 withdrawal ($4,972) was taken from it.

S&P 500 Growth Strategy

In this example, the amount you realized on your $50,000 investment in the S&P 500 Growth Strategy at the end of the Term is $44,790 ($5,028 withdrawal plus the $39,762 Strategy value at the end of the Term).

Had no withdrawal occurred, your S&P 500 Growth Strategy value at the end of the Term would have been $44,775 ($50,000 original Investment Base minus total Daily Charges of $250 and minus $4,975 loss ($49,750 x -10%)).

The amount realized of $44,790 exceeds this hypothetical Strategy value of $44,775 because:

•	the loss at the time of the withdrawal caused the reduction in the Investment Base to be greater than the actual amount withdrawn ($5,028 - $5,587 = -$559); and

•	the subsequent loss at the term end was calculated on a smaller Investment Base, which caused that loss to be smaller than the hypothetical loss ($4,975 - $4,418 = $557); and

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•	the Daily Charges from Day 147 to Term End are lower than they would have been without the withdrawal by $17 because they are being applied to a decreased Investment Base.

The result for the S&P 500 Growth Strategy ($557 - $559 + 17 = $15) is equal to the difference between the amount realized and the hypothetical Strategy value ($44,790 - $15 = $44,775).

S&P 500 Buffer Strategy

The amount you realized on your $50,000 investment in the S&P 500 Buffer Strategy at the end of the Term is $42,525 ($4,972 withdrawal plus the $37,553 Strategy value at the end of the Term). Had no withdrawal occurred, your S&P 500 Buffer Strategy value at the end of the Term would have been $42,288 ($50,000 original Investment Base minus total Daily Charges of $250 and minus $7,463 loss ($49,750 x -15%)).

The amount realized of $42,525 exceeds this hypothetical Strategy value of $42,288 because:

•	the loss at the time of the withdrawal caused the reduction in the Investment Base to be greater than the actual amount withdrawn ($4,972 - $5,587 = -$615);

•	the subsequent loss at the term end was calculated on a smaller Investment Base, which caused that loss to be smaller than the hypothetical loss ($7,463 - $6,627 = $836); and

•	the Daily Charges from Day 147 to Term End are lower than they would have been without the withdrawal by $17.

The result for the S&P 500 Buffer Strategy ($836 - $615 + 17 = $238) is equal to the difference between the amount realized and the hypothetical Strategy value ($42,525 - $238 = $42,288).

Your investment in the S&P 500 Buffer Strategy underperformed the S&P 500 Growth Strategy by $2,265 in this example. The amount you realized under the Buffer Strategy ($42,525) is smaller than the amount you realized under the Growth Strategy ($44,790) for two reasons: (1) at the time of the withdrawal, the Buffer absorbed less of the negative Index Change of -15%, thus resulting in more of the withdrawal being taken from the Buffer Strategy’s value even though the Investment Base of both strategies was reduced by the same amount~~thus reducing the Investment Base of the Buffer Strategy to a greater extent~~, and (2) at the end of the Term, the Buffer absorbed less of the negative Index Change (10 percentage points of the -25% change) than the Maximum Loss absorbed (15 percentage points of the -25% change), thus reducing the Buffer Strategy value by more than the reduction in the Growth Strategy value.

Example E: Withdrawal When Index Rises and Then Falls

Impact of $10,000 Withdrawal on Day 146 of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Investment Base at Term Start	$50,000	$50,000
Daily Charges through Day 146	$100	$100
Remaining Investment Base on Day 146	$50,000 - $100 = $49,900	$50,000 - $100 = $49,900
Index Value at Term Start	1000	1000
Index Value at Date of Withdrawal	1080	1080
Positive Index Change	(1080 - 1000) / 1000 = 8%	(1080 - 1000) / 1000 = 8%
Maximum Gain	Gain of 12%	Gain of 14%
Positive Index Change Limited by Maximum Gain	8%	8%
Vesting Factor on Day 146	25%	25%
Vested Gain as a Percentage	8% x 25% = 2% Vested Gain	8% x 25% = 2% Vested Gain
Vested Gain in Dollars	$49,900 x 2% = $998 Vested Gain	$49,900 x 2% = $998 Vested Gain
Strategy Value before Withdrawal	$49,900 + $998 = $50,898	$49,900 + $998 = $50,898
Amount Withdrawn	$5,000	$5,000
Percentage Reduction in Strategy Value	$5,000 / $50,898 = 9.82%	$5,000 / $50,898 = 9.82%
Proportional Reduction in Investment Base	$49,900 x 0.0982 = $4,902	$49,900 x 0.0982 = $4,902
Remaining Investment Base after Withdrawal	$49,900 - $4,902 = $44,998	$49,900 - $4,902 = $44,998

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Value at End of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Index Value at Term Start	1000	1000
Index Value at Date of Withdrawal	1040	1040
Positive Index Change	(1040 - 1000) / 1000 = 4%	(1040 - 1000) / 1000 = 4%
Maximum Gain	Gain of 12%	Gain of 14%
Positive Index Change Limited by Maximum Gain	4%	4%
Vesting Factor on Day 146	25%	25%
Vested Gain as a Percentage	4% x 25% = 1% Vested Gain	4% x 25% = 1% Vested Gain
Vested Gain in Dollars	$49,900 x 1% = $499 Vested Gain	$49,900 x 1% = $499 Vested Gain
Strategy Value before Withdrawal	$49,900 + $499 = $50,399	$49,900 + $499 = $50,399
Amount Withdrawn	$1,250	$1,250
Percentage Reduction in Strategy Value	$1,250 / $50,399 = 2.48%	$1,250 / $50,399 = 2.48%
Proportional Reduction in Investment Base	$49,900 x 0.0248 = $1,238	$49,900 x 0.0248 = $1,238
Remaining Investment Base after Day 146 Withdrawal	$49,900 - $1,238 = $48,662	$49,900 - $1,238 = $48,662

Impact of $3,500 Withdrawal on Day 219 of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Remaining Investment Base after Day 146 Withdrawal	$48,662	$48,662
Daily Charges Day 147 through Day 219	$49	$49
Remaining Investment Base on Day 219	$48,662 - $49 = $48,613	$48,662 - $49 = $48,613
Index Value at Term Start	1000	1000
Index Value at Date of Withdrawal	970	970
Negative Index Change	(970 - 1000) / 1000 = -3%	(970 - 1000) / 1000 = -3%
Maximum Loss	Loss of 10%	N/A
Negative Index Change Limited by Maximum Loss	-3%	N/A
Buffer on Day 219 of Term	N/A	10% x (365-146)/365 = 6% Buffer
Negative Index Change Absorbed by Buffer	N/A	Entire -3% Index Change
Negative Index Change after Buffer	N/A	0%
Vested Loss as Percentage	-3% x 100% = 3% Vested Loss	0%
Vested Loss in Dollars	$48,613x 3% = $1,458 Vested Loss	$0
Strategy Value before Withdrawal	$48,613- $1,458 = $47,155	$48,613- $0 = $ 48,613
Amount Withdrawn*	$1,723	$1,777
Percentage Reduction in Strategy Value	$1,723 / $47,155 = 3.65%	$1,777 / $48,613= 3.65%
Proportional Reduction in Investment Base	$48,613x 0.0365 = $1,777	$48,613x 0.0365 = $1,777
Remaining Investment Base after Day 219 Withdrawal	$48,613- $1,777 = $46,837	$48,613- $1,777 = $ 46,837

Impact of $4,000 Withdrawal on Day 292 of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Remaining Investment Base after Day 219 Withdrawal	$46,837	$46,837
Daily Charges Day 220 through Day 292	$47	$47
Remaining Investment Base on Day 292	$46,837- $47 = $46,790	$46,837 - $47 = $46,790
Index Value at Term Start	1000	1000
Index Value at Date of Withdrawal	1150	1150
Positive Index Change	(1150 - 1000) / 1000 = 15%	(1150 - 1000) / 1000 = 15%
Maximum Gain	Gain of 12%	Gain of 14%
Positive Index Change Limited by Maximum Gain	12%	14%
Vesting Factor in Month 8	50%	50%
Vested Gain as a Percentage	12% x 50% = 6% Vested Gain	14% x 50% = 7% Vested Gain
Vested Gain in Dollars	$46,790 x 6% = $2,807 Vested Gain	$46,790 x 7% = $3,275 Vested Gain

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Strategy Value before Withdrawal	$46,790 + $2,807 = $49,597	$46,790 + $3,275 = $50,065
Amount Withdrawn*	$1,991	$2,009
Percentage Reduction in Strategy Value	$1,991 / $49,597 = 4.01%	$2,009 / $50,065 = 4.01%
Proportional Reduction in Investment Base	$46,790 x 0.0401 = $1,878	$46,790 x 0.0401 = $1,878
Remaining Investment Base after Day 292 Withdrawal	$46,790 - $1,878 = $44,912	$46,790 - $1,878 = $ 44,912

Value at End of Term	S&P 500 Growth Strategy	S&P 500 Buffer Strategy
Remaining Investment Base after Day 292 Withdrawal	$44,912	$44,912
Daily Charges Day 293 to Term End	$45	$45
Remaining Investment Base at Term End	$44,912 - $45 = $44,867	$44,912 - $45 = $44,867
Index Value at Term Start	1000	1000
Index Value at Term End	860	860
Negative Index Change	(860 - 1000) / 1000 = -14%	(860 - 1000) / 1000 = -14%
Maximum Loss	Loss of 10%	N/A
Negative Index Change Limited by Maximum Loss	-10%	N/A
Buffer at End of Term	N/A	10% Buffer
Negative Index Change Absorbed by Buffer	N/A	-10%
Negative Index Change after Buffer	N/A	-14% — 10% = -4%
Vested Loss as a Percentage	-10% x 100% = 10% Vested Loss	-4% x 100% = 4% Vested Loss
Vested Loss in Dollars	$44,867 x 10% = $4,487 Vested Loss	$44,867 x 4% = $1,795 Vested Loss
Strategy Value at Term End	$44,867 - $4,487 = $40,380	$44,867 - $1,795 = $43,072

*Note:

The withdrawal is taken proportionally from each Indexed Strategy, based on the ratio of that Strategy’s value to the total value of all Indexed Strategies immediately before the withdrawal. In this example, on Day 219 the total value of all Indexed Strategies immediately before the withdrawal was $95,768 ($47,155 + $48,613). The S&P 500 Growth Strategy value was 49.24% of that total value ($47,155 / $95,768 = 49.24%), so 49.24% of the $3,500 withdrawal ($1,723) was taken from it. The S&P 500 Buffer Strategy value was 50.76% of that total value ($48,613 / $95,768 = 50.76%), so 50.76% of the $3,500 withdrawal ($1,777) was taken from it.

In this example, on Day 292 the total value of all Indexed Strategies immediately before the withdrawal was $99,662 ($49,597 + $50,065). The S&P 500 Growth Strategy value was 49.77% of that total value ($49,597 / $99,662 = 49.77%), so 49.77% of the $4,000 withdrawal ($1,991) was taken from it. The S&P 500 Buffer Strategy value was 50.23% of that total value ($50,065 / $99,662 = 50.23%), so 50.23% of the $4,000 withdrawal ($2,009) was taken from it.

S&P 500 Growth Strategy

In this example, the amount you realized on your $50,000 investment in the S&P 500 Growth Strategy at the end of the Term is $45,344 ($4,964 total withdrawal plus the $40,380 Strategy value at the end of the Term).

Had no withdrawal occurred, your S&P 500 Growth Strategy value at the end of the Term would have been $44,775 ($50,000 original Investment Base minus total Daily Charges of $250 and minus $4,975 loss ($49,750 x -10%)).

The amount realized of $45,344 exceeds this hypothetical Strategy value of $44,775 because:

•	the gains at the time of the $1,250 and $1,991 withdrawals caused the reductions in the Investment Base to be less than the actual amounts withdrawn ($1,250 - $1,238 = $12 and $1,991 - $1,878 = $113);

•	the loss at the time of the $1,723 withdrawal caused the reduction in the Investment Base to be greater than the actual amount withdrawn ($1,723 - $1,777 = -$54);

•	the subsequent loss at the term end was calculated on a smaller Investment Base, which caused that loss to be less than the hypothetical loss ($4,975 - $4,487 = $488); and

•	the Daily Charges are lower than they would have been without the withdrawals by $9 because they are being applied to a decreased Investment Base.

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The result for the S&P 500 Growth Strategy ($12 + $113 - $54 + $488 + $9 = $568) is equal to the difference between the amount realized and the hypothetical Strategy value ($45,344 - $568 = $44,775).

S&P 500 Buffer Strategy

The amount you realized on your $50,000 investment in the S&P 500 Buffer Strategy at the end of the Term is $48,108 ($5,036 total withdrawals plus the $43,072 Strategy value at the end of the Term). Had no withdrawal occurred, your S&P 500 Buffer Strategy value at the end of the Term would have been $47,760 ($50,000 original Investment Base minus total Daily Charges of $250 and minus $1,990 loss ($49,750 x -4%)). This hypothetical Strategy value is lower than the amount realized for the same reasons described above for the S&P 500 Growth Strategy.

Your investment in the S&P 500 Buffer Strategy outperformed the S&P 500 Growth Strategy by $2,764 in this example. The amount you realized under the Buffer Strategy ($48,108) exceeds the amount you realized under the Growth Strategy ($45,344) for three reasons: (1) at the time of the Day 219 withdrawal, the Buffer absorbed all of the negative Index Change of -3%, while the Maximum Loss did not absorb any of the negative Index Change, thus resulting in more of the withdrawal being taken from the Buffer Strategy’s value even though the Investment Base of both strategies was reduced by the same amount,~~reducing the Investment Base of the Growth Strategy only~~, (2) at the time of the Day 292 withdrawal, the Index Change exceeded the Maximum Gain of both the Buffer Strategy and the Growth Strategy, but the Buffer Strategy had a higher Maximum Gain than the Growth Strategy, resulting in more of the withdrawal being taken from the Buffer Strategy’s value even though the Investment Base of both strategies was reduced by the same amount~~so the Buffer Strategy’s Investment Base increased to a greater extent~~, and (3) at the end of the Term, the Buffer absorbed more of the negative Index Change (10 percentage points of the -14% change) than the Maximum Loss absorbed (4 percentage points of the -14% change), thus reducing the Growth Strategy value by more than the reduction in the Buffer Strategy value.

Strategy Renewals and Reallocations at Term End

Renewals

At the end of each Term of a given Indexed Strategy, we will apply the ending value of that Strategy to a new Term of that same Strategy. The amount applied to a new Term of the same Strategy will not include any amount that is moved to a different Strategy as part of a reallocation at the Term end.

Reallocations

At the end of a Term, you may reallocate the ending values of the Indexed Strategies for that Term among the available Strategies. You can only reallocate amounts from one Indexed Strategy to another at the end of the Term for which such amount is being held. You cannot make a reallocation at any other time.

We will send you written notice at least 30 days before the end of a Term to provide you with the opportunity to make a reallocation. We must receive your Request in Good Order for a reallocation on or before the last day of the Term. For example, if the end of a Term falls on a weekend, we must receive your request on the last Market Day before that weekend.

Limitations

Reallocations must be in whole percentages that total 100%. We reserve the right to round amounts up or down to make whole percentages, and to reduce or increase amounts proportionally in order to total 100%.

Any renewal or reallocation will be subject to Strategy availability, minimums and maximums. Currently there are no limitations on the amounts that may be applied to an Indexed Strategy. We may establish minimum and maximum amounts or percentages that may be applied to a given Indexed Strategy for any future Term in our discretion. We will notify you of any such minimum or maximum.

The new Term of each Strategy is subject to the Maximum Gain in effect for that Strategy for that new Term. For example, the Maximum Gain for an Indexed Strategy for a new Term may be different than the Maximum Gain for that Indexed Strategy for the Term that is ending.

Availability of Strategies

At the end of a Term, we may eliminate a particular Indexed Strategy in our discretion. We will send you a written notice at least 30 days before the end of each Term with information about the Indexed Strategies that will be available for the next Term. At least 10 days before the next Term starts, we will post the Maximum Gains that will apply for that next Term on our website.

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